Exhibit 99.1

Cellectis enters into warrant agreement with the European Investment Bank related to credit facility agreement and announces the drawdown of the first tranche of €20 million

New York, NY – April 4, 2023 – Cellectis (Euronext Growth: ALCLS – NASDAQ: CLLS) (the “Company”), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies today announced that the Company entered into the warrant agreement (the “Warrant Agreement”) and finalized the related ancillary documents required under the credit facility with the European Investment Bank (“EIB”) (the “Finance Contract”) for up to €40 million previously announced on December 28, 2022. The Company also announced the drawdown of the first tranche of €20 million (“Tranche A”) under the Finance Contract, expected to be disbursed by the EIB in early April 2023. The Company plans to use the proceeds of Tranche A towards the development of its pipeline of allogeneic CAR T-cell product candidates: UCART22, UCART20x22, UCART123 and UCARTCS1.

The disbursement of Tranche A is subject to, among other conditions, (i) the issuance of a specified number of warrants to the benefit of EIB (the “Tranche A Warrants”) and (ii) the completion of certain clinical development milestone by a Cellectis’ licensee, and, as of the date of this press release, each of (i) and (ii) has been satisfied. In particular, on March 28, 2023, the Company issued 2,799,188 Tranche A Warrants to EIB, in accordance with the terms of the 11th resolution of the shareholders’ meeting held on June 28, 2022 and articles L. 228-91 and seq. of the French Commercial Code, representing 5.0% of the Company’s outstanding share capital as at their issuance date. The exercise price of the Tranche A Warrants is equal to €1.92, corresponding to 99% of the volume-weighted average price of the Company’s ordinary shares over the last 3 trading days preceding the decision of the board of directors of the Company to issue the Tranche A Warrants.

Tranche A will mature six years from its disbursement date. Interest on Tranche A shall be paid in kind, shall be capitalized annually by increasing the principal amount of Tranche A, and shall accrue at a rate equal to 8% per annum.

Prepayment events under the Finance Contract: Tranche A may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of customary events of default (e.g., payment default, misrepresentations in representations included in the Finance Contract, and cross defaults, among others), EIB may demand immediate repayment by the Company of all or part of the outstanding amount and/or cancel the undisbursed tranches.

Terms and Conditions of the EIB Warrants: As described above, in connection with the Finance Contract, the Company agreed to issue warrants to EIB as a condition to the funding of each tranche under the Finance Contract.

The number of warrants to be issued to EIB under the Finance Contract (the “EIB Warrants”) is or will be determined as follows: (i) with respect to Tranche A, 2,799,188 Tranche A Warrants representing 5.0% of the Company’s outstanding share capital as indicated above; (ii) with respect to a second tranche of €15 million (“Tranche B”), (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche B disbursement exceeds €42,500,000, an aggregate number of warrants equal to 15,000,000 divided by the product of the average price of the Company’s ordinary shares over the five trading days before the issuance date (the “5-Day AP”) multiplied by 4.0 and (b) otherwise, an aggregate number of warrants equal to 15,000,000 divided by the product of the 5-Day AP multiplied by 3.75; and (iii) with respect to a third tranche of €5 million (“Tranche C”), (a) if the sum of cash injections through the issuance of new ordinary shares or other securities subordinated to the Finance Contract and upfront and milestone payments in connection with existing or new partnerships between October 31, 2022 and the Tranche C disbursement exceeds €70,000,000, an aggregate number of warrants equal to 5,000,000 divided by product of the 5-Day AP multiplied by 4.75; and (b) otherwise, an aggregate number of warrants equal to 5,000,000 divided by the product of the 5-Day AP multiplied by 4.25.

Each EIB Warrant will entitle EIB to one ordinary share of the Company in exchange for the exercise price (subject to applicable adjustments and anti-dilution provisions). The EIB Warrants will have an exercise price per share equal to 99% of the weighted average price per share of the Company over the last three trading days prior to their issuance. The EIB Warrants with respect to Tranche B and Tranche C are only issuable if the Company elects to drawdown such tranches.

The EIB Warrants expire on the twentieth anniversary of their issuance date, at which time such unexercised EIB Warrants will be automatically deemed null and void. Any outstanding EIB Warrant will become exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) a public take-over bid approved by the Company’s board of directors, (iv) a sale of all or substantially all of certain assets of Cellectis and its subsidiaries, (v) a debt repayment event (i.e. any mandatory repayment pursuant to the Finance Contract or any voluntary payment more than 75% of any Tranche) in respect of one or more Tranches, , or (vi) the receipt of a written demand for repayment from EB in connection with an event of default under the Finance Agreement (each an “Exercise Event”).

Following any Exercise Event and until expiration of the applicable EIB Warrants, EIB may exercice a put option by which EIB may require the Company to repurchase all or part of the then-exercisable but not yet exercised EIB Warrants. The exercise of such put option would be at the fair market value of the EIB Warrants, subject to a cap equal to the aggregate principal amount disbursed by EIB pursuant to the Finance Contract at the time of the put option, reduced by certain repaid amounts, at the time of exercice of the put option.

Furthermore, in the case of any public take-over bid from a third party or a sale of all outstanding shares of the Company to any person or group of persons acting in concert, the Company shall, subject to certain conditions including the sale by certain shareholders of all of their shares and other securities, be entitled to repurchase all, but not less than all, of the EIB Warrants, at a price equal to the greater of (a) 0.3 times the amount disbursed by the EIB under the Finance Contract divided by the aggregate number of EIB Warrants issued (reduced by the number of exercised EIB Warrants), and (b) the fair market value of the EIB Warrants.

The Company has a right of first refusal to repurchase the EIB Warrants that are offered for sale to a third party under the same terms and conditions of such third party’s offer, provided that such right of first refusal does not apply if the contemplated sale occurs within the scope of a public take-over bid by a third party.

Subject to the right of first refusal and compliance with applicable securities laws, the EIB Warrants may be transferred following an Exercise Event, to certain affiliates of EIB, or otherwise with the prior written approval of the Company.

The Warrant Agreement provides for customary anti-dilution adjustments in connection with changes to the structure of the Company’s share capital.

In connection with the Warrant Agreement, the Company agreed to certain customary affirmative and negative undertakings. The negative undertakings include: restrictions on certain dispositions of assets by the Company and its subsidiaries and restrictions on the Company and its subsidiaries making specified restricted payments, including loan repayments, dividends and share repurchases.

The Warrant Agreement contains certain customary representations and warranties by the Company and is governed by French law.

Concomitantly with this press release, the Company filed a report with the U.S. Securities and Exchange Commission on Form 6-K, which further describes the Finance Contract and the Warrants Agreement: https://www.cellectis.com/en/investors/sec-filings/.

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com. Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

Forward-looking Statements and Legal Notices

This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could,” “may” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the satisfaction of additional conditions under the Finance Contract, drawing of Tranches under the Finance Contract, potential future financings and strategic transactions, advancement, timing and progress of clinical trials (including with respect to patient enrollment and follow-up), the issuance of EIB Warrants, and the use of the proceeds of amounts received under the Finance Contract. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with market conditions, and our ability to satisfy the conditions precedent under the Finance Contract. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and in our annual financial report (including the management report) for the year ended December 31, 2022 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time, which are available on the SEC’s website at www.sec.gov, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relations contact:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577